

October 6, 2023

Tracey T. Travis
Chief Financial Officer
The Estée Lauder Companies Inc.
767 Fifth Avenue
New York, New York 10153

> **Re: The Estée Lauder Companies Inc.**
> **Annual Report on Form 10-K for the year ended June 30, 2023**
> **Response Dated September 27, 2023**
> **File No. 001-14064**

Dear Tracey T. Travis:

We have reviewed your September 27, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14, 2023 letter.

Response dated September 27, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1. We note your response to prior comment 2. Please further address the following:

   - Tell us more about the climate-related changes in demand and competition you have experienced for your products, including in relation to product packaging, sourcing, and formulation. Include an explanation of how you determined whether such changes are due to the factors identified in your response or due to climate-related factors, and how you assessed materiality, providing support for you determination.

   - Clarify whether your SIS goals and targets (*e.g.*, carbon neutrality across Scope 1 and Scope 2 emissions and sourcing 100% renewable energy for your direct operations) are related to changes in demand and competition for products that result in lower greenhouse gas emissions, are not derived from carbon-based sources, and/or are produced using alternative energy sources. In this regard, we note disclosure of page 12 of your Form 10-K that, "There continues to be increased interest . . . in responsibly-sourced ingredients and environmentally sustainable products, and we believe we are well-positioned to benefit from the resulting changes in consumer preferences due to our social impact and sustainability efforts," in addition to related risk factor disclosure on pages 18 and 19.

- Your response indicates you have taken actions to mitigate the risk of increasing alternative energy costs, and that the cost of these actions to date has not been material. Provide support for your determination of materiality, including quantitative information for each of the periods covered by your Form 10-K and expected to be incurred in future periods.

2.   We note your response to prior comment 3. Please further address the following:

- Provide us with quantitative information regarding weather-related damages to your property or operations for each of the periods covered by your Form 10-K, rather than the example of uninsured costs resulting from Hurricane Sandy in 2012.

- Your response that the Company has not experienced a material impact in instances where your direct material suppliers experienced temporary business impact due to weather-related impacts appears conclusory in nature. Tell us about the impact you have experienced in these instances and how you evaluated materiality, including by providing the quantification requested by our prior comment.

- Your response does not specifically address water-related issues, although these appear to be highlighted in your SIS Report, which states that "Access to high-quality water is essential to our business." Tell us how you considered disclosing the importance of water to the Company and describing water-related risks and uncertainties, including your assessment of materiality on your business and operations.

Please contact Benjamin Richie at 202-551-7857 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services